UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Special Situations Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,092,794.38* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,092,794.38* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,092,794.38* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Excludes 257,812.5  shares of Common Stock (as defined herein) issuable to ASSF IV (as defined herein) upon exercise of the Warrants (as defined herein) that may be issued in connection with the October 2019 ECA (as defined herein).  Such Warrants are contemplated to be issued to ASSF IV upon the closings of the 2019 Commitment (as defined herein) and/or the 2020 Commitment (as defined herein), which closings are subject to material conditions that are outside of the control of the Reporting Persons (as defined herein).

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 29, 2019 as disclosed by the Issuer (as defined herein) in its Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on December 9, 2019 (the “Proxy”) plus (ii) 3,092,794.38 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,092,794.38* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,092,794.38* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,092,794.38* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Excludes 257,812.5 shares of Common Stock issuable to ASSF IV upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 29, 2019 as disclosed by the Issuer in the Proxy plus (ii) 3,092,794.38 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,903,515.63* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,903,515.63* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,903,515.63* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 257,812.5 shares of Common Stock issuable to ASOF (as defined herein) upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 29, 2019 as disclosed by the Issuer in the Proxy plus (ii) 2,903,515.63 shares of Common Stock issuable upon exercise of the Warrants held by ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,903,515.63* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,903,515.63* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,903,515.63* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 257,812.5 shares of Common Stock issuable to ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 29, 2019 as disclosed by the Issuer in the Proxy plus (ii) 2,903,515.63 shares of Common Stock issuable upon exercise of the Warrants held by ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 29, 2019 as disclosed by the Issuer in the Proxy plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 29, 2019 as disclosed by the Issuer in the Proxy plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 29, 2019 as disclosed by the Issuer in the Proxy plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 29, 2019 as disclosed by the Issuer in the Proxy plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 29, 2019 as disclosed by the Issuer in the Proxy plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 29, 2019 as disclosed by the Issuer in the Proxy plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 29, 2019 as disclosed by the Issuer in the Proxy plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,996,310* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,996,310* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,996,310* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Excludes 515,625 shares of Common Stock issuable to ASSF IV and ASOF upon exercise of the Warrants that may be issued in connection with the October 2019 ECA.  Such Warrants are contemplated to be issued to ASSF IV and ASOF upon the closings of the 2019 Commitment and/or the 2020 Commitment, which closings are subject to material conditions that are outside of the control of the Reporting Persons.

** The calculation of the percentage of outstanding shares is based on (i) 22,252,489 shares of Common Stock outstanding as of November 29, 2019 as disclosed by the Issuer in the Proxy plus (ii) 5,996,310 shares of Common Stock issuable upon exercise of the Warrants held by ASSF IV and ASOF.

This Amendment No. 7 (this “Amendment No. 7”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on May 23, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on August 15, 2019, as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 4, 2019, as amended by Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on October 9, 2019, as amended by Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 31, 2019, as amended by Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on November 18, 2019 and as amended by Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on January 27, 2020 (as so amended, the “13D Filing,” and together with this Amendment No. 7, the “Schedule 13D”). Except as amended in this Amendment No. 7, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 7 as so defined, unless otherwise defined in this Amendment No. 7.

The Reporting Persons are party to certain agreements with Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P. and OT POF IEA Preferred B Aggregator, L.P. (the “Oaktree Entities”), which agreements contain, among other things, agreements as to the issuance of Warrants and preferred stock of the Issuer, an agreement pursuant to which certain of the Oaktree Entities will exchange Series A Preferred Stock (as defined herein) for Warrants and Series B-3 Preferred Stock (as defined herein), an agreement pursuant to which the Reporting Persons and certain of the Oaktree Entities must vote in favor of a Redemption Sale (as defined herein) under certain circumstances and consents relating to the Rights Offering (as defined herein), each as further described in Item 6 below.  As a result, the Reporting Persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Oaktree Entities.  The Reporting Persons expressly disclaim any membership in a group with the Oaktree Entities.  It is the understanding of the Reporting Persons that the Oaktree Entities are filing a separate Schedule 13D with respect to the shares of Common Stock beneficially owned by the Oaktree Entities.  The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Oaktree Entities, and the Reporting Persons disclaim beneficial ownership over such shares.

Item 2. Identity and Background

The last sentence of Item 2(a) of the 13D Filing is hereby amended and restated as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of March 11, 2020, a copy of which is attached hereto as Exhibit 99.8.

Item 4. Purpose of Transaction

The third paragraph of Item 4 of the 13D Filing is hereby amended and restated as follows:

Mr. Matthew Underwood was appointed as the First Series B Director and will serve as a Class III member of the Board, effective March 10, 2020.

Item 7. Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended by adding the following:

Exhibit 99.8	Joint Filing Agreement, dated as of March 11, 2020, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2020

ARES SPECIAL SITUATIONS FUND IV, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF HOLDINGS I, L.P.

By:	ASOF INVESTMENT MANAGEMENT LLC
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 99.8	Joint Filing Agreement, dated as of March 11, 2020, by and among the Reporting Persons.